FORM AW

REQUEST FOR WITHDRAWAL OF AMENDMENT TO REGISTRATION STATEMENT

November 13, 2014

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	GEOSPATIAL CORPORATION. AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILED OCTOBER 14, 2014 FILE NO. 333-04066

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), GEOSPATIAL CORPORATION (the “Company”) hereby respectfully requests the withdrawal of the Company’s AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1, FILE NO. 333-04066, FILED OCTOBER 14, 2014 (the “Amendment”), effective as soon as practicable hereafter.

The Company inadvertently submitted the Amendment with an incorrect file number.

The Company requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Amendment be credited for potential future use.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (724) 353-3400.

Sincerely,

GEOSPATIAL CORPORATION

/s/ Mark A. Smith

Mark A. Smith

Chief Executive Officer